SECURITI 04004068 SSION
Washington, D. C. 20549

SEC FILE NUMBER
8 – 42825

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 AND ENDING DECEMBER 31, 2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

R. A. MACKIE & CO., L.P. FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

18 NORTH ASTOR STREET (PO Box 380)

IRVINGTON,	**NEW YORK**	**10533-0380**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. MACKIE **(914) 591-5800**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, ***R. A. MACKIE,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***R. A. MACKIE & CO., L.P.,*** as of ***DECEMBER 31, 2003***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X RA Mackie
Signature

Pres of Gen'l Partner
Title

X Carolyn Ricci
Notary Public

CAROLYN RICCI
Notary Public, State of New York
No. 01RI4950363
Qualified in Westchester County
Commission Expires April 24, 2007

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***R. A. MACKIE,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

R. A. MACKIE & CO., L.P., as of ***DECEMBER 31, 2003***,

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

Pres of Gen'l Partner

(Title)

(Notary Public)

CAROLYN RICCI
Notary Public, State of New York
No. 01RI4950363
Qualified in Westchester County
Commission Expires April 24, 2007

R. A. MACKIE & CO., L. P.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

R. A. MACKIE & CO., L. P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
Cash and cash equivalents	$ 25,423
Due from clearing broker	462,598
Securities owned - at market value (Note 3)	205,004
Other assets	91,073
Total assets	$ 784,098
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Securities sold, but not yet purchased (Note 3)	$ 218,890
Accounts payable and accrued expenses	31,780
Total liabilities	250,670
Commitments and Contingencies (Notes 4 and 5)	
Capital (Note 6)	533,428
Total liabilities and capital	784,098

The accompanying notes are an integral part of these statements.

R. A. MACKIE & CO., L. P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1- Nature of Business

R. A. Mackie & Co., L. P. (The "Partnership"), a limited partnership, is a broker/dealer in securities registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

Note 2- Summary of Significant Accounting Policies

a) *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Partnership considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Partnership maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) *Income Taxes*
Income taxes are not payable by, or provided for, the Partnership. Members are taxed individually on their share of Partnership earnings for federal and state income tax purposes.

d) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Marketable Securities Owned and Sold, but not yet Purchased

Marketable securities consist of trading securities at quoted market values, as illustrated below

	Owned	Sold, but not yet Purchased
Equities	205,004	218,890
	205,004	218,090

Note 4- Commitments and Contingencies

Office Lease
The Partnership leases office space on a month-to-month basis. The monthly rent charge is $1,000 plus utilities.

Note 5- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Partnership introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Partnership is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Partnership is involved in the execution and settlement of various securities transactions. These activities may expose the Partnership to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Partnership's assets are held at a clearing broker. The Partnership is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 6- Net Capital Requirement

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2003, the Partnership's net capital of $320,045 was $220,045 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 9.93%.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
R. A. Mackie & Co., L. P.

Gentlemen:

We have audited the accompanying statement of financial condition of R. A. Mackie & Co., L. P. as of December 31, 2003. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R. A. Mackie & Co., L. P. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 25, 2004

R. A. MACKIE & CO., L. P.
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2003

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Partners of
R. A. Mackie & Co., L. P.

Gentlemen:

In planning and performing our audit of the financial statements of R. A. Mackie & Co., L. P., for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R. A. Mackie & Co., L. P. that we considered relevant to the objectives stated in Rule 17a-5 (g), in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a), in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of R. A. Mackie & Co., L. P. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 25, 2004